                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                                CABLE LINK, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    126852102
                                 (CUSIP Number)

                             Russell S. Berman, Esq.
                        Kronish Lieb Weiner & Hellman LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 479-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 7, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                                  (Page 1 of 8)

------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 126852102                                            PAGE 2 OF 8 PAGES


    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          A NOVO AMERICAS LLC
          13-4128300

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]


    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

          WC

    5     CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(c)                                                 [ ]


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

       NUMBER OF             7     SOLE VOTING POWER

         SHARES                    3,040,666

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                 704,250

       REPORTING             9     SOLE DISPOSITIVE POWER

      PERSON WITH                  3,040,666

                             10    SHARED DISPOSITIVE POWER

                                   -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,744,916

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.1%

   14     TYPE OF REPORTING PERSON*

          OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT*
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement relates to the common stock, no par value ("Common Stock"), of Cable Link, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 280 Cozzins Street, Columbus, Ohio 43215.

Item 2.           Identity and Background.

         (a) This statement is filed by A Novo Americas LLC, ( "A Novo"), a Delaware limited liability company. The activities of A Novo are governed by the vote of its managers. The managers of A Novo are Daniel Auzan, Pierre Brodeur, Louis Brunel, Andre Kudelski and Henri Triebel. The principal member of A Novo, is A Novo S.A., a French Societe anonyme ("AN France"), whose securities are listed on the Paris Stock Exchange "Nouveau Marche." The directors of AN France are Vincent Caprarese, Jean-Francois Albert Dermagne, Daniel Thieriet and Henri Triebel. The members of AN France's Supervisory Board are Daniel Auzan and Emanuele Ugolini.

         (b) The addresses of the managers of A Novo are as follows:

                  Name                  Address
                  Daniel Auzan          16 rue Joseph Cugnot - Z.I. de Bracheux
                                        60000 Beauvais
                                        France

                  Pierre Brodeur        2060 de Regence
                                        St. Bruno J3V 4B6 Canada

                  Louis Brunel          20 Terasse Page
                                        Ile Bizard
                                        Quebec H9E 1N7, Canada

                  Andre Kudelski        Route de Geneve 22, 1033
                                        Cheseaux Switzerland

                  Henri Triebel         16 rue Joseph Cugnot - Z.I. de Bracheux
                                        60000 Beauvais
                                        France

                  The address of A Novo is 20 Terasse Page, Ile Bizard, Quebec H9E 1N7, Canada. The address of AN France, its directors and members of its Supervisory Board is 16 rue Joseph Cugnot - Z.I. de Bracheux, 60000 Beauvais, France.

         (c) A Novo engages in no active business other than acting as a holding company with respect to the shares of the Issuer's Common Stock.

                  AN France uses its own technologically advanced facilities and processing know-how to diagnose, upgrade, recondition and repair large quantities of high-tech electronic
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                                                                     Page 4 of 8

equipment for payment terminals and for video communications, telecommunications and information technology applications. Its services are marketed chiefly to systems operators and equipment manufacturers who have recurring high-volume equipment maintenance requirements.

                  Mr. Auzan is the President of the Supervisory Board of AN France.

                  Mr. Brodeur is the President and Chief Executive Officer of Sico Inc., a Canadian manufacturer of architectural paints and industrial coatings intended for consumers, professional painters and manufacturing companies. The address of Sico Inc. is 2505 de la Metropole, Longueuil, Quebec, J4G 1E5 Canada.

                  Mr. Brunel is the President and Chief Executive Officer of the Issuer, whose address is provided in Item 1 above.

                  Mr. Kudelski is a principal of Kudelski S.A., a holding company of several subsidiaries transacting business under the name Nagra (or a variation thereof), offering products and services ranging from pay television systems to audio tape recorders. The address of Kudelski S.A. is Route de Geneve 22, 1033 Cheseaux, Switzerland.

                  Mr. Triebel is the Director General of AN France.

         (d)-(e) During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Brunel and Brodeur are Canadian citizens. Messrs. Auzan, Caprarese, Dermagne, Thieriet, Triebel and Ugolini are French citizens. Mr. Kudelski is a Swiss citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to an Investment Agreement (the "Investment Agreement") dated as of August 4, 2000 (which was executed and became effective on August 7, 2000) between the Issuer and A Novo, A Novo, in a private placement, purchased 3,040,666 shares of Common Stock for cash consideration of $12,000,000. The source of the funds used to purchase such shares of Common Stock was A Novo's capital contributed to it by its members.

Item 4.           Purpose of Transaction.

                  The shares of Common Stock were acquired by A Novo as an
active investment and to provide it with control of the Issuer. Pursuant to the Investment Agreement, on August 7, 2000, all of the directors of the Issuer other than Bob Binsky resigned, and Daniel Auzan, Pierre Brodeur, Louis Brunel, Andre Kudelski and Henri Triebel (all of whom are managers of A Novo) were appointed to the Issuer's board of directors. Mr. Auzan was elected Chairman of the Board of Directors.
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                                                                     Page 5 of 8

                  In connection with these transactions, Mr. Brunel was also appointed President and Chief Executive Officer of the Issuer, and Bob Binsky relinquished his position as Chairman and Chief Executive Officer of the Issuer. Mr. Binsky has been retained by the Issuer as its Chief Development Officer under a five-year employment contract.

                  Pursuant to the Investment Agreement, if after completion of an audit it is determined that the 3,040,666 shares issued to A Novo exceed 51% of the "Fully Diluted Shares" (as described in the Investment Agreement and explained below), A Novo will return the excess shares to the Issuer. Conversely, if the audit determines that the Fully Diluted Shares exceed the Shares issued to A Novo, the Issuer will issue to A Novo a corresponding number of additional shares of Common Stock. The Fully Diluted Shares is equal to the sum of (i) the number of shares of Common Stock outstanding on the date of the Investment Agreement, (ii) the number of additional shares of Common Stock that would be outstanding if all options, warrants and other rights to acquire Common Stock outstanding on the date of the Investment Agreement were exercised, (iii) the Shares and (iv) a number of shares equal to 5% of the Fully Diluted Shares.

                  In connection with the Investment Agreement, A Novo, Mr. Binsky and the Issuer entered into a Shareholders Agreement dated as of August 4, 2000 (the "Shareholders Agreement"), pursuant to which, among other things, Mr. Binsky agreed that, upon A Novo's request, he will vote all shares of Common Stock held by him in the same manner as A Novo votes its shares of Common Stock, and, consistent with A Novo's request, will cause his shares of Common Stock (a) to be present and represented at, or absent from, any regular or special meeting of the Issuer's shareholders, (b) to be voted or not voted at any such meeting in favor of or against any proposal submitted to a vote of shareholders, and (c) to be voted or not voted by written consent in favor of any action of shareholders to be effected by written consent.

                  Under the Shareholders Agreement, A Novo agreed to use its best efforts to cause Mr. Binsky to be included in management's slate of nominees for election as a director of the Issuer (and vote all shares of Common Stock held by A Novo in favor of his election as a director), for so long as Mr. Binsky is employed by the Issuer and owns 5% of the shares of Common Stock on a fully-diluted basis.

Item 5.           Interest in Securities of the Issuer.

         (a) As a result of the transactions described above, A Novo may be deemed to be the beneficial owner of 3,744,916 shares of Common Stock, representing approximately 71.1% of the issued and outstanding shares of the Issuer's Common Stock, which represents (A) 3,040,666 shares of Common Stock owned directly by A Novo and (B) 704,250 shares of Common Stock owned by Bob Binsky, which shares, pursuant to the Shareholders Agreement, must be voted by Mr. Binsky as directed by A Novo. The 704,250 shares of Common Stock owned by
Mr. Binsky include 520,680 shares of Common Stock that are the subject of currently exercisable options and warrants.
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                                                                     Page 6 of 8

                  AN France, as the principal member of A Novo, may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by A Novo, although AN France disclaims beneficial ownership of such shares.

         (b) A Novo has sole voting and dispositive powers with respect to the 3,040,666 shares of Common Stock owned by it and possesses shared voting powers with respect to the 704,250 shares of Common Stock owned by Bob Binsky. AN France, as the principal member of A Novo, may be deemed to indirectly possess
(i) shared voting and dispositive powers with respect to the shares of Common Stock held by A Novo and (ii) shared voting powers with respect to the shares of Common Stock held by Mr. Binsky.

         (c) The only transactions with respect to the Common Stock effected by the persons and entities identified in Item 1 above within the past 60 days was the purchase by A Novo from the Issuer of 3,040,666 shares of Common Stock for $12,000,000 on August 7, 2000 pursuant to the Investment Agreement.

         (d) No person other than A Novo has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock owned or sold by A Novo.

         (e)      Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described more fully in Item 4 above, A Novo purchased the Common Stock pursuant to the Investment Agreement and entered into a Shareholders Agreement with Bob Binsky and the Issuer.

Item 7.           Material to be Filed as Exhibits.

1. Investment Agreement dated as of August 4, 2000 between A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to Exhibit 10.1 to Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

2. Shareholders Agreement dated as of August 4, 2000 between Bob Binsky, A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to
         Exhibit 10.2 to Issuer's Form 10-QSB for the period ended June 30,
         2000, filed with the Securities and Exchange Commission on August 14,
         2000).
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                                                                     Page 7 of 8

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 16, 2000                             A NOVO AMERICAS L.L.C.



                                                     By: /s/ Louis Brunel
                                                     Name: Louis Brunel
                                                     Title: Manager
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                                                                     Page 8 of 8
                                  EXHIBIT INDEX


1. Investment Agreement dated as of August 4, 2000 between A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to Exhibit 10.1 to Issuer's Form 10-QSB for the quarterly period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

2 Shareholders Agreement dated as of August 4, 2000 between Bob Binsky, A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to
         Exhibit 10.2 to Issuer's Form 10-QSB for the quarterly period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).